Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  Vasogen Announces First Quarter 2005 Results

Toronto, Ontario (April 13, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), today reported the results of operations for the three months ended February 28, 2005. All dollar amounts referenced herein are Canadian dollars unless otherwise noted.

At February 28, 2005, our cash, cash equivalents, and marketable securities held to maturity totalled $103.9 million, compared with $73.0 million at November 30, 2004. The $30.9 million increase from year end is a result of the proceeds received from our financing completed during the quarter exceeding the cash used in operations. In February 2005, we completed a public offering for gross proceeds of $52.5 million (US$42.3 million), resulting from the issuance of 9.0 million common shares at a price of US$4.70 per share. Net proceeds raised through this offering were approximately $48.8 million. Our cash used in operations for the quarter was $15.1 million or approximately $US 12 million.

We incurred a net loss for the first quarter of 2005 of $19.9 million, or $0.27 per common share, compared with a net loss of $12.1 million, or $0.19 per common share for the first quarter of 2004. The increased loss resulted mainly from higher research and development expenditures associated with the phase III development of our lead product, and the higher corporate costs necessary to support these activities.

For the three months ended February 28, 2005, our research and development expenditures increased to $16.8 million from $9.8 million for the same period in 2004. Our phase III programs in peripheral arterial disease and chronic heart failure were the key drivers behind this increase. Further information about our research and development programs is included in the `Highlights' below.

General and administrative expenditures were $5.4 million in the first quarter of 2005, compared to $3.2 million in the first quarter of 2004. The majority of the increase in G&A expenditures resulted from infrastructure and other costs, which have increased to support our two phase III programs, and preparatory activities for the commercialization of our products.

Our functional currency is the Canadian dollar and funds raised in the financings completed in 2004 and 2005 were in U.S. dollars and are subject to fluctuations in the U.S. exchange rate. A foreign exchange gain of $1.9 million was incurred in the first quarter of 2005, compared with $0.6 million in the first quarter of 2004. This gain is the result of the strengthening of the U.S. dollar relative to the

                                     -more-

                                                       ...page 2, April 13, 2005


Canadian dollar during the first quarter of 2005 and 2004 in comparison to the rate at year-end. We maintain U.S. dollars in anticipation of significant U.S. dollar denominated R&D expenses with respect to our phase III clinical programs and, therefore, this exchange rate fluctuation, though significant from an accounting point of view, does not affect our ability to pay our U.S. expenditures. An expanded Management's Discussion and Analysis for the quarter ended February 28, 2005, is accessible on our website at www.vasogen.com and will be available on SEDAR and EDGAR.

Highlights

     o We announced that we have been granted a European patent covering the use of our Celacade(TM) technology for the treatment of chronic heart failure, and we have completed the registration procedure to bring it fully into force in all the major countries of Europe. Patient recruitment in our pivotal phase III ACCLAIM trial in patients with advanced chronic heart failure is nearing completion at over 160 medical centers in North America, Europe, and Israel. This trial is designed to support regulatory approval in North America and commercialization in North America and Europe, where Celacade has been granted the CE Mark, representing regulatory approval for all member countries of the European Union. Chronic heart failure is estimated to affect more than five million people in Europe.

     o We initiated a phase I clinical trial of VP025, the lead drug candidate from our VP series of drugs. VP025 is being developed to target the chronic inflammation within the central nervous system that is associated with a number of neurological diseases, including Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis (Lou Gehrig's disease). The double-blind, placebo-controlled phase I clinical trial of VP025 will examine safety and tolerability of various doses of VP025 in up to 24 healthy volunteers. The trial is expected to be completed during the second quarter and, subject to successful outcomes, is expected to form the basis of an application to commence phase II clinical development in patients with neuro-inflammatory disorders. Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.

     o Preclinical findings demonstrating the ability of VP015, a second formulation from our VP series of drugs, to significantly reverse a measure of the impairment of memory and learning function associated with aging were published in the Journal of Biological Chemistry. The data also showed that the effects of VP015 cross the blood-brain barrier and provide a neuro-protective effect against inflammation within the brain. The findings are based on research conducted at the Department of Physiology of Trinity College in Dublin, Ireland, and describe the role of the cytokine IL-4 in the regulation of age-related inflammatory changes in the brain and the action of VP015 to increase this anti-inflammatory factor.

     o Reflecting our increased focus on clinical development and preparations for market introduction of our Celacade technology, we announced the appointment of Jay Kleiman, MD, MPA, as Head of Cardiovascular Development and Chief Medical Officer, with overall responsibility for the development of cardiovascular products, and Michael Shannon, MD, MSc, MA, as Vice President of Medical Affairs, with responsibility for providing medical leadership to the Company's clinical development programs. In his thirty years of medical practice and industry experience as a cardiologist, Dr. Kleiman has demonstrated leadership in

                                     -more-

                                                       ...page 3, April 13, 2005

          both medical products development and health policy. As Medical Director, Cardiovascular/Metabolic Clinical Research for the G.D. Searle Division of Pharmacia (now Pfizer Corporation), he managed a 7,300-patient interventional cardiology outcomes trial (EXCITE), and a 6,600-patient international phase III heart failure trial (EPHESUS) that led to a successful NDA submission. Dr. Shannon also has thirty years of experience in medical leadership roles with government and industry, including a number of senior roles at Health Canada. Dr. Shannon has served as the Director General for the Laboratory Centre for Disease Control at Health Canada, the Chief Medical Advisor to the Assistant Deputy Minister of the Health Protection Branch, and the Director General of the Canadian Blood Secretariat within Health Canada.

     o In February, we completed a registered direct offering of approximately 9.0 million common shares for gross proceeds of approximately U.S.$42.3 million. SG Cowen & Co., LLC, lead agent and sole book manager; Needham & Company, Inc., co-lead agent; and A.G. Edwards & Sons, Inc. acted as placement agents for the offering.

A conference call will be conducted on April 13, 2005, at 4:30 p.m. Eastern Time. The conference call may be accessed at 416-695-6120 or 1-800-769-8320 ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com. A re-broadcast of the conference call may be accessed by
   ---------------
calling 1-877-296-3930, pin code 9793 and will also be available at www.vasogen.com.
---------------

About Vasogen:

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company's lead product, the Celacade(TM) technology, is currently in two pivotal phase III clinical trials in life-threatening cardiovascular conditions with significant unmet needs. The 500-patient pivotal phase III SIMPADICO trial, which has completed patient enrollment, is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The 2,000-patient pivotal phase III ACCLAIM trial, ongoing at more than 160 clinical centers in North America, Europe, and Israel, is designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders, which include such devastating disorders as Parkinson's disease and Alzheimer's disease. VP025, the lead product candidate from this new class of drugs, is now in phase I clinical development.


This press release and upcoming conference call contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

               Interim Consolidated Financial Statements to Follow

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

-------------------------------------------------------------------------------------
                                                          February 28,   November 30,
                                                                  2005           2004
-------------------------------------------------------------------------------------
                                                            (Unaudited)
Assets

Current assets:
     Cash and cash equivalents                               $  81,458      $   5,336
     Marketable securities (note 2)                             22,477         67,651
     Clinical supplies                                           2,651          2,804
     Tax credits recoverable                                     1,698          1,596
     Prepaid expenses                                            1,318          1,850
     --------------------------------------------------------------------------------
                                                               109,602         79,237

Property and equipment                                           1,129            967

Acquired technology                                                696            759
-------------------------------------------------------------------------------------
                                                             $ 111,427      $  80,963
=====================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                        $   9,483      $   8,120
     Accrued liabilities                                        11,309          7,168
     Accrued loss on forward exchange contracts (note 7)           348          5,220
     --------------------------------------------------------------------------------
                                                                21,140         20,508

Shareholders' equity (note 3):
     Share capital:
         Authorized:
              Unlimited common shares, without par value
         Issued and outstanding:
              81,413,016 common shares
                (November 30, 2004 - 72,331,286)               294,748        245,465
     Warrants                                                    1,456          1,456
     Options                                                     5,652          1,199
     Deficit                                                  (211,569)      (187,665)
     --------------------------------------------------------------------------------
                                                                90,287         60,455

Subsequent events (note 8)
-------------------------------------------------------------------------------------
                                                             $ 111,427      $  80,963
=====================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)
(Unaudited)

-----------------------------------------------------------------------------------
                                                                       Period from
                                        Three months    Three months    December 1,
                                               ended          ended        1987 to
                                        February 28,   February 29,   February 28,
                                                2005           2004           2005
-----------------------------------------------------------------------------------
Expenses:
     Research and development              $  16,816      $   9,816      $ 139,541
     General and administration                5,398          3,195         66,990
     Foreign exchange loss (gain)             (1,892)          (628)         7,716
----------------------------------------------------------------------------------

Loss before the undernoted                   (20,322)       (12,383)      (214,247)

Investment income                                424            288          8,194
----------------------------------------------------------------------------------

Loss for the period                          (19,898)       (12,095)      (206,053)

Deficit, beginning of period,
   as originally reported                   (187,665)      (113,115)        (1,510)
Change in accounting for stock-based
   compensation (note 1)                      (4,006)            --         (4,006)
----------------------------------------------------------------------------------

Deficit, beginning of period, restated      (191,671)      (113,115)        (5,516)

----------------------------------------------------------------------------------
Deficit, end of period                     $(211,569)     $(125,210)     $(211,569)
==================================================================================
Basic and diluted loss per common
   share (note 4)                          $   (0.27)     $   (0.19)
==================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

---------------------------------------------------------------------------------------------
                                                                                  Period from
                                                   Three months   Three months    December 1,
                                                          ended          ended        1987 to
                                                   February 28,   February 29,   February 28,
                                                           2005           2004           2005
---------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Loss for the period                              $ (19,898)     $ (12,095)     $(206,053)
     Items not involving cash:
         Amortization                                       138            105          4,424
         Foreign exchange loss (gain)                    (1,921)        (1,002)         7,663
         Other                                               --             --            (35)
         Services provided for common shares                 --             --          2,449
         Stock-based compensation                           535             97          1,421
     Change in non-cash operating working capital         6,087           (361)        15,097
     ----------------------------------------------------------------------------------------
                                                        (15,059)       (13,256)      (175,034)

Financing:
     Shares issued for cash                              52,502             --        285,907
     Warrants and options exercised for cash                412            465         24,395
     Share issue costs                                   (3,719)            --        (20,983)
     Other assets                                            --           (626)            --
     Issue on convertible debt, net                          --             --            622
     Payable to related parties                              --             --           (234)
     ----------------------------------------------------------------------------------------
                                                         49,195           (161)       289,707

Investments:
     Purchases of marketable securities                      --         (1,480)      (221,768)
     Maturities of marketable securities                 42,177         12,408        192,124
     Increase in property and equipment                    (237)          (129)        (2,140)
     Increase in acquired technology                         --             --         (1,283)
     ----------------------------------------------------------------------------------------
                                                         41,940         10,799        (33,067)

Foreign exchange gain (loss) on cash held in
   foreign currency                                          46             48           (148)
---------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents         76,122         (2,570)        81,458

Cash and cash equivalents, beginning of period            5,336          4,476             --

---------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period              $  81,458      $   1,906      $  81,458
=============================================================================================
Non-cash financing activity:
     Fair value of options exercised                  $      88      $      --      $      88
=============================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2005 and February 29, 2004
(Unaudited)

--------------------------------------------------------------------------------

Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations. Accordingly, the Company is considered a development stage enterprise and the consolidated statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to February 28, 2005. The operations of the Company are not subject to any seasonality or cyclicality factors. All amounts are expressed in Canadian dollars unless otherwise noted.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 15 to the 2004 annual consolidated financial statements.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with GAAP for interim financial statements and do not conform in all respects to the requirements for GAAP for annual financial statements. These interim consolidated financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended November 30, 2004.

The continuation of the Company's research and development activities and the commercialization of its CelacadeTM medical device technology is dependent upon the Company's ability to successfully complete its research and development programs and finance its cash requirements through a combination of equity financing and payments from strategic partners. The Company's current level of cash and short-term investments is sufficient to execute the Company's current planned expenditures for the next 12 months.


1.   Significant accounting policies:

     These unaudited interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements, except for the following:

     Change in accounting policy:

     Effective December 1, 2004, the Company adopted the amendment to Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("Section 3870"). Prior to December 1, 2004, the Company used the settlement method to account for amounts to employees, officers and directors. Under this method, no compensation expense was recognized under the stock option plan when stock options were issued to these individuals. Adoption of Section 3870 will require the Company to expense, over the vesting period, the fair value of all employee stock-based awards granted or modified since December 1, 2002. Fair value is determined using the Black-Scholes option

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2005 and February 29, 2004
(Unaudited)

--------------------------------------------------------------------------------

1.   Significant accounting policies (continued):

     pricing model. Pursuant to the transitional provisions of Section 3870, the Company applied this change retroactively, without restatement of prior periods. The impact of the Company's adoption of this new accounting standard was a charge to opening deficit of $4,006,000 with corresponding increases of $55,000 to share capital for those stock options exercised prior to December 1, 2004 and $3,951,000 to options for those vested options not yet exercised at December 1, 2004.


2.   Marketable securities:

     Marketable securities are stated at amortized cost plus accrued interest. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and deficit. Interest income is recognized on an effective yield basis. All marketable securities are held to maturity.

--------------------------------------------------------------------------------------------------------
                                          Less than     Greater than
                                           one year         one year                           Yield to
February 28, 2005                        maturities       maturities             Total         maturity
--------------------------------------------------------------------------------------------------------
Corporate bonds, commercial
  paper and medium-term notes           $    22,477         $     --       $    22,477    1.94% - 2.65%

--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
                                          Less than     Greater than
                                           one year         one year                           Yield to
November 30, 2004                        maturities       maturities             Total         maturity
--------------------------------------------------------------------------------------------------------

Corporate bonds, commercial
  paper and medium-term notes            $   67,651           $   --        $   67,651    1.50% - 2.65%

--------------------------------------------------------------------------------------------------------

     At February 28, 2005, $7,751,579 (November 30, 2004 - $18,355,283) of
     marketable securities were held in U.S. dollar-denominated investments aggregating U.S. $6,294,932 (November 30, 2004 - U.S. $15,479,241). At
     February 28, 2005, $68,832,663 (November 30, 2004 - nil) of marketable securities included in cash and cash equivalents were held in U.S. dollar-denominated investments aggregating U.S. $55,897,891 (November 30, 2004 - nil).

     At February 28, 2005, the carrying values of marketable securities approximated their quoted market values. Marketable securities held at February 28, 2005 have varying maturities from one to two months (November 30, 2004 - one to five months).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2005 and February 29, 2004
(Unaudited)

--------------------------------------------------------------------------------



3.   Shareholders' equity:


     (a)  Common shares:
          =====================================================================
                                                       Number of
                                                          shares         Amount
          ---------------------------------------------------------------------

          Balance, November 30, 2004                      72,331   $    245,465
          Issued for cash                                  9,005         52,502
          Issued for options exercised                        77            412
          Fair value of options exercised prior
             to December 1, 2004 (note 1)                     --             55
          Fair value of options exercised during
             the three months ended February 28, 2005         --             33
          Share issue costs                                   --         (3,719)

          ---------------------------------------------------------------------
          Balance, February 28, 2005                      81,413   $    294,748
          ---------------------------------------------------------------------


          On February 2, 2005, the Company issued 9,005,000 common shares for gross proceeds of $52.5 million (U.S. $42.3 million) (net proceeds of $48.8 million after costs of issuance of $3.7 million).


     (b)  Stock-based compensation:


          As at February 28, 2005, there were 660,121 (November 30, 2004 - 660,121) options available for grant.

          ----------------------------------------------------------------------
                                                                        Weighted
                                                                         average
                                                                        exercise
                                                            Options        price
          ----------------------------------------------------------------------

          Outstanding, November 30, 2004                      3,518      $  6.01
          Exercised                                             (77)        5.37
          Expired                                              (115)        6.10

          ----------------------------------------------------------------------
          Outstanding, February 28, 2005                      3,326         6.03
          =====================================================================

          Exercisable, February 28, 2005                      2,063      $  6.15

          =====================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2005 and February 29, 2004
(Unaudited)

--------------------------------------------------------------------------------------------------------------

3.   Shareholders' equity (continued):

          The following table provides information on options outstanding and exercisable as of February 28, 2005:

          ---------------------------------------------------------------------------------------------------
                                                  Options outstanding                  Options exercisable
                                                                       Weighted
                                                       Weighted         average                      Weighted
                                                        average       remaining                       average
          Exercise                        Number       exercise     contractual         Number       exercise
          price                      outstanding          price    life (years)    exercisable          price
          ---------------------------------------------------------------------------------------------------
          $2.78 - $  3.39                    434      $    2.86             2.5            211      $    2.87
          $3.40 - $  5.65                  1,417           4.72             5.6            831           4.51
          $5.66 - $  9.04                    987           7.56             3.5            735           7.53
          $9.05 - $11.30                     488           9.55             2.9            286           9.79

          ---------------------------------------------------------------------------------------------------
                                           3,326           6.03             4.2          2,063           6.15
          ===================================================================================================


          The fair value of stock-based compensation has been estimated at the grant date under the following assumptions:
          ===================================================================================================
                                                                            Three months         Three months
                                                                                   ended                ended
                                                                            February 28,         February 29,
                                                                                    2005                 2004
          ---------------------------------------------------------------------------------------------------

          Dividend yield                                                             --                   --
          Weighted average risk-free interest rate                                 3.89%                4.49%
          Volatility factor of the expected market
             price of the Company's common shares                                  69.1%                  82%
          Weighted average expected life of the
             employment options                                                4.6 years            4.4 years

          ===================================================================================================


     (c)  Warrants:

          As at February 28, 2005, the warrants which are outstanding and exercisable are as follows:
          ---------------------------------------------------------------------------------------------------

          Outstanding, November 30, 2004                                                                  985
          Issued                                                                                            -
          Exercised                                                                                         -
          Expired or cancelled                                                                              -
          ---------------------------------------------------------------------------------------------------
          Outstanding, February 28, 2005                                                                  985
          ===================================================================================================

          Exercisable, February 28, 2005                                                                  985

          ===================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months ended February 28, 2005 and February 29, 2004
(Unaudited)

--------------------------------------------------------------------------------

3.   Shareholders' equity (continued):

          Of the warrants outstanding at February 28, 2005, 360,000 are exercisable at a price of U.S. $4.69 per share and expire on July 2, 2006, and 625,237 are exercisable at a price of Cdn. $12.73 per share and expire on November 6, 2006.

     (d)  Deferred share units:

          Effective January 1, 2004, the Company established a plan to grant deferred share units ("DSUs") to its non-management directors and reserved a maximum of 250,000 common shares for issuance under the plan. Under this plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange. Upon termination of Board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

          As of the date of the grant, the fair value of the DSU, being the fair market value of the Company's common shares at that date, is recorded as a liability on the Company's balance sheet. The value of the DSU liability is adjusted to reflect changes in the market value of the Company's common shares at each period end.

          The Company recorded $8,000 in compensation expense relating to 1,282 DSUs granted during the three months ended February 28, 2005 for services rendered during the period.

          As at February 28, 2005, 27,552 (November 30, 2004 - 26,270) DSUs are
          issued and outstanding with a value of $150,158, based upon the market value of the Company's common shares at February 28, 2005.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figuresin thousands, except per share amounts)

Three months ended February 28, 2005 and February 29, 2004
(Unaudited)

--------------------------------------------------------------------------------

4.   Loss per share:

     Basic and diluted loss per share:

     ===========================================================================
                                                    Three months   Three months
                                                           ended          ended
                                                    February 28,   February 29,
                                                            2005           2004
     ---------------------------------------------------------------------------

     Weighted average number of
       common shares outstanding:
         Basic                                            74,976         62,254

     ===========================================================================

     Loss per share:
         Basic and diluted                             $   (0.27)    $    (0.19)

     ===========================================================================

5.   Related party transactions:

     During the three months ended February 28, 2005, Quest Diagnostics, a company that owns 3.8% of the Company's common shares, provided central laboratory testing and related services to the Company under the terms of a Clinical Trial Services agreement. The cost of these services, aggregating $388,336 (three months ended February 29, 2004 - $49,671; December 1, 1987 to February 28, 2005 - $917,423) was charged to research and development expenses. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties. At February 28, 2005, the Company owed Quest Diagnostics $188,138 (November 30, 2004 - $92,270) for such fees, which is included in accounts payable.

6.   Segment information:

     The Company operates in one business segment: the development of treatments and related products addressing chronic inflammatory disease. The primary property and equipment are located in Canada and the acquired technology is located in Ireland.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figuresin thousands, except per share amounts)

Three months ended February 28, 2005 and February 29, 2004
(Unaudited)

--------------------------------------------------------------------------------

7.   Fair value of financial instrument:

     During the year ended November 30, 2004, the Company entered into a forward exchange contract to sell $14,506,675 to acquire U.S. $11,500,000 in April 2005. The fair value of this instrument at February 28, 2005 is a liability of $347,875.

8.   Subsequent events:

     Subsequent to February 28, 2005, the Company granted 834,208 common share purchase options and warrants to directors, officers, employees and consultants. The options and warrants have an exercise price of $5.08, generally vest over three years and generally expire five years from the grant date. The fair value of the options and warrants of $2,679,328 will be recorded as a charge to the statement of operations as the options and warrants vest. The fair value was determined using the Black-Scholes method using an expected volatility of 67.6%, dividend yield of nil, a risk-free rate of 3.32% and an expected life of 4.78 years.

     Prior to granting the options and warrants, the Company's shareholders approved increasing the maximum number of common shares issuable under the Company's employee stock option plan to 5.0 million common shares.